

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
17200 Laguna Canyon Road
Irvine, California, 92618

   Re: Alteryx, Inc.
    Form 10-K for the Year Ended December 31, 2022
    Filed on February 10, 2023
    File No. 001-38034

Dear Kevin Rubin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Chris Lal